Exhibit (a)(5)(E)

News Release

For Immediate Release

NATHAN’S FAMOUS ANNOUNCES PRELIMINARY RESULTS OF ITS DUTCH AUCTION TENDER OFFER

JERICHO, NY, December 3, 2015 — Nathan’s Famous, Inc. (the “Company”) (NASDAQ: NATH) announced today the preliminary results of its previously announced modified Dutch Auction tender offer to purchase for cash up to 500,000 shares of its common stock, $0.01 par value, at a price per share of not less than $41.00 nor greater than $44.00.  The tender offer expired at 5:00 p.m., Eastern Standard Time, on Wednesday, December 2, 2015.

Based on the preliminary count by American Stock Transfer & Trust Company, the Depositary for the tender offer, approximately 88,709 shares of common stock were properly tendered and not withdrawn, at or below the final purchase price of $44.00 per share, including approximately 5,295 shares that were tendered through notice of guaranteed delivery.  Since the tender offer was not fully subscribed, no proration is required and all shares properly tendered and not withdrawn have been accepted for purchase.  All of such shares purchased in the tender offer will be purchased at the same price of $44.00 per share, for a total investment of approximately $3.9 million, excluding fees and expenses related to the tender offer.

Following consummation of the tender offer, the Company expects to have approximately 4,341,814 shares of common stock outstanding.

The number of shares tendered and not withdrawn is preliminary and is subject to verification by the Depositary and to the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures).  The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process.  Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted under the tender offer.

Investor questions concerning the tender offer may be directed to the information agent, MacKenzie Partners, Inc., at 800-322-2885 or tenderoffer@mackenziepartners.com.

About Nathan’s Famous, Inc.

Nathan’s currently distributes its products in 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam, and  nine foreign countries through its restaurant system, foodservice sales programs and product licensing activities. Last year, over 500 million Nathan’s Famous hot dogs were sold. Nathan’s was ranked #22 on the Forbes 2014 list of the Best Small Companies in America and was listed as the Best Small Company in New York State in October 2013. For additional information about Nathan’s please visit our website at www.nathansfamous.com.

Forward-Looking Statements

Except for historical information contained in this news release, the matters discussed are forward looking statements that involve risks and uncertainties. Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, and similar expressions identify forward-looking statements, which are based on the current belief of Nathan’s management, as well as assumptions made by and information currently available to Nathan’s management.  The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, the risks and factors identified from time to time in Nathan’s filings with the SEC.  You are cautioned not to place undue reliance on any forward-looking statements contained in this press release.  Nathan’s does not undertake any obligation to update such forward-looking statements.

Contact Information
Investors: Ronald G. DeVos, Vice President - Finance and CFO
(516) 338-8500 ext. 229